UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the calendar year ended December 31, 2015

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission File Number: 1-4423

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

HP INC. 401(k) PLAN (formerly Hewlett-Packard Company 401(k) Plan)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HP INC. 1501 PAGE MILL ROAD PALO ALTO, CALIFORNIA 94304

HP Inc. 401(k) Plan
(formerly Hewlett-Packard Company 401(k) Plan)
Financial Statements and Supplemental Schedule
December 31, 2015 and 2014, and
For the Year Ended December 31, 2015
Contents
Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements

Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule

Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)	17

Signature	18

Exhibit Index:

Exhibit 23.1 -- Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

Plan Administrator
HP Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of HP Inc. 401(k) Plan (formerly Hewlett-Packard Company 401(k) Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of HP Inc. 401(k) Plan (formerly Hewlett-Packard Company 401(k) Plan) at December 31, 2015 and 2014, and the changes in its net assets available for benefits for the year ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of HP Inc. 401(k) Plan’s (formerly Hewlett-Packard Company 401(k) Plan’s) financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

San Jose, California
June 27, 2016

HP Inc. 401(k) Plan
(formerly Hewlett-Packard Company 401(k) Plan)

Statements of Net Assets Available for Benefits

	December 31,
	2015	2014
Assets	(In thousands)

Cash	$-	$4,075
Investments, at fair value	8,274,839	17,363,478
Receivables:
Notes receivable from participants	63,649	227,914
Due from broker for securities sold	-	43,402
Employer contributions	5,841	33,615
Participant contributions	4,338	17,272
Interest, dividends, and other	1,625	31,389
Total receivables	75,453	353,592
Total assets	8,350,292	17,721,145

Liabilities

Due to broker for securities purchased	196	95,875
Administrative expenses and other payables	4,460	16,723
Total liabilities	4,656	112,598

Net assets available for benefits	$8,345,636	$17,608,547

The accompanying notes are an integral part of these Financial Statements.

HP Inc. 401(k) Plan
(formerly Hewlett-Packard Company 401(k) Plan)

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2015

Additions to (deductions from) net assets attributed to:	(In thousands)
Contributions:
Employer	$207,265
Participants	538,998
Rollovers	129,292
Total contributions	875,555

Investment income (loss):
Net realized and unrealized depreciation in fair value of investments	(495,156)
Interest and dividends	208,687
Interest income on notes receivable from participants	8,715
Total investment loss	(277,754)

Benefits paid directly to participants	(1,617,815)
Investment management fees	(26,600)
Administrative expenses	(6,520)

Net decrease in net assets before plan transfer out	(1,053,134)

Transfer to Hewlett-Packard Enterprise 401(k) Plan	(8,209,777)

Net assets available for benefits:
Beginning of year	17,608,547

End of year	$8,345,636

The accompanying notes are an integral part of these Financial Statements.

HP Inc. 401(k) Plan
(formerly Hewlett-Packard Company 401(k) Plan)
Notes to Financial Statements
December 31, 2015
1. Description of the Plan
The following brief description of the HP Inc. 401(k) Plan (formerly Hewlett-Packard Company 401(k) Plan) (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering employees of HP Inc. (formerly known as Hewlett-Packard Company) (the Company, Employer, or HP) and designated domestic subsidiaries who are on the U.S. payroll and who are employed as regular full-time or regular part-time or limited-term employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan’s trustee is Bank of New York Mellon (BNYM) and the recordkeeper is Fidelity Workplace Services LLC (Fidelity).
On November 1, 2015, Hewlett-Packard Company completed the separation of Hewlett Packard Enterprise Company (HPE), Hewlett-Packard Company's former enterprise technology infrastructure, software, services and financing businesses (the “Separation”). In connection with the Separation, Hewlett-Packard Company changed its name to HP Inc. Accordingly, references to the “Company” in these financial statements refer to Hewlett-Packard Company with respect to events occurring on or prior to October 31, 2015, and to HP Inc. with respect to events occurring on or after November 1, 2015. Hewlett Packard Enterprise Company is now an independent public company trading on the New York Stock Exchange (NYSE) under the symbol “HPE”. On November 1, 2015, each participant that owned HP stock as of October 21, 2015 received one share of the HPE common stock for every share of HP’s common stock held.
Effective November 1, 2015, as a result of the Separation, a new 401(k) plan was created for the employees of HPE. Balances of participants’ accounts whose employment transferred to HPE, including notes receivable, totaling approximately $8.2 billion were transferred into the Hewlett Packard Enterprise 401(k) Plan.
Investments
Assets of the Plan are invested in a five-tier investment structure. Tier 1 includes ten Birth Date Funds and the Conservative Portfolio. The Birth Date Funds’ investment strategy is designed to become more conservative as participants grow older. The Conservative Portfolio’s investment strategy is designed for a participant who has a low tolerance for risk and/or a shorter time horizon

HP Inc. 401(k) Plan
(formerly Hewlett-Packard Company 401(k) Plan)
Notes to Financial Statements (continued)
December 31, 2015
for investing. Tier 2 includes six actively managed institutional funds from the main asset classes – stocks, bonds, and short-term investments. Tier 3 includes four index funds that seek to mirror a specific market index by investing in similar equities and bonds that the index fund is benchmarked against. Tier 4 includes six funds in the secondary or specialty asset classes, such as real-return income, high yield, and real estate, and includes the HP Inc. Stock Fund, and as a result of the Separation during 2015, the HPE Stock Fund. Tier 5 is a self-directed Mutual Fund Brokerage Window that offers more than 8,500 brand-name mutual funds through an affiliate of Fidelity. All investments are participant-directed.
The Plan includes an employee stock ownership plan feature (the ESOP) within the meaning of Section 4975(e)(7) of the Internal Revenue Code of 1986, as amended (the Code). The ESOP is maintained as part of the Plan and is designed to invest primarily in the Company’s common stock. The purpose of the ESOP is to permit eligible participants the option of having dividends on the Company’s common stock re-invested in the Plan or paid directly to them in cash.
If a participant’s account currently has more than 20% invested in the HP Inc. Stock Fund, the participant will not be required to reduce his or her holdings; however, the investment election for ongoing contributions and loan repayments will be limited to a maximum of 20% in the HP Inc. Stock Fund. In addition, future requested exchanges into the HP Inc. Stock Fund will be blocked if the requested change will cause the participant’s balance in the HP Inc. Stock Fund to exceed the 20% limit or if the participant is already at or above the 20% limit. Finally, if the participant chooses to rebalance his or her portfolio, the respective holdings in the HP Inc. Stock Fund will be limited to a maximum of 20% regardless of the current investments in the HP Inc. Stock Fund.
Participants may not direct any deferrals into the HPE Stock Fund, but may direct their monies out of the HPE Stock Fund and invest the proceeds in any other investment fund. Effective on or about October 31, 2016, the Company intends to eliminate the HPE Stock Fund as an investment fund and liquidate it. Any Plan assets remaining in the HPE Stock Fund at the time of liquidation will be reinvested in the U.S. Large Cap Equity Index Fund.
Contributions
As soon as administratively feasible, employees are automatically enrolled in the Plan at a 3% contribution rate in the Birth Date Fund closest to the year the employee was born.
Participants may annually contribute up to 50% of their eligible compensation, as defined by the Plan. Contributions are subject to annual limits specified under the Code. The annual limit was $18,000 for 2015. Participants who are age 50 or older by the end of the plan year can contribute an additional $6,000 above the annual limit as a catch-up contribution. Contributions can be made as whole or fractional percentages of eligible compensation. Employees can choose pretax contributions, after-tax Roth 401(k) contributions, or a combination of the two. Both types of

HP Inc. 401(k) Plan
(formerly Hewlett-Packard Company 401(k) Plan)
Notes to Financial Statements (continued)
December 31, 2015
contributions are eligible for the Company matching contributions. Catch-up contributions are not eligible for the Company matching contributions.
The Plan also accepts rollover contributions of amounts representing distributions from other qualified defined benefit or defined contribution plans, including amounts from a Roth deferred account, as described in Section 402A(e)(1) of the Code, to the extent the rollover is permitted under Section 402(c) of the Code.
In general, the Company matching contribution is a fixed contribution equal to 100% of the first 4% of eligible earnings a participant contributes each pay period. The Company matching contribution is funded after the end of the Company’s fiscal quarter. In order to receive a Company matching contribution for a fiscal quarter, a participant must be employed on the last day of such fiscal quarter or have terminated employment during such fiscal quarter as a result of such participant’s death, termination under a Company-approved severance program, or in connection with a sale or divestiture by the Company of the business unit in which the participant was employed.
Vesting
Participants are fully vested at all times with regard to their contributions and earnings thereon.
In general, participants are subject to a three-year cliff vesting schedule with regard to Company matching contributions, and earnings thereon, after which time they will become 100% vested in their Company matching contributions, and earnings thereon. In addition, a participant becomes 100% vested in their Company matching contributions, and earnings thereon, at attainment of age 65, death before termination of employment, or becoming eligible for disability benefits under the Company’s long-term disability program. Participants are also fully vested in their Company matching contributions, and earnings thereon, if they terminate employment in connection with a sale or divestiture by the Company of the business unit in which the participant had been employed.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, applicable Company matching contributions, and plan earnings, and is reduced for any benefit payments and administrative expenses. Plan earnings are allocated to each participant’s account based on the ratio of the participant’s account balance and share of net earnings or losses of their respective elected investment options. Allocations are determined in accordance with the provisions of the plan document. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account.

HP Inc. 401(k) Plan
(formerly Hewlett-Packard Company 401(k) Plan)
Notes to Financial Statements (continued)
December 31, 2015

Notes Receivable from Participants
The Plan offers two types of loans, which are general-purpose loans and primary residence loans. The repayment period for a general-purpose loan may not exceed five years, and the repayment period for a primary residence loan may not exceed 15 years.
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loans are secured by the participant’s vested account and bear interest at a fixed rate equal to the prevailing prime rate plus 1%. Principal and interest are paid ratably through payroll deductions. Participant loans are classified as notes receivable from participants on the Statements of Net Assets Available for Benefits and are valued at their unpaid principal balance, plus accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are recorded when they are incurred. No allowance for credit losses has been recorded as of December 31, 2015 or 2014. Participants can continue to repay their loans post-termination, as long as they have not taken a distribution from their account.
Forfeitures
If a participant terminates employment before becoming fully vested in their Company matching contributions, the nonvested Company matching contributions (and earnings thereon) are forfeited at the earlier of the date the participant receives a distribution or incurs a five-year break-in-service. Forfeited balances are restored if the participant returns to an eligible status within five years of termination and repays any amount previously distributed. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company matching contributions, restore previously forfeited balances, or pay eligible Plan expenses.
Unallocated forfeiture balances as of December 31, 2015 and 2014, were approximately $2.5 million and $3 million, respectively, and forfeitures used to reduce Company matching contributions for 2015 were approximately $14 million.
Payment of Benefits
On termination, death, or retirement, participants may elect to receive a lump-sum amount equal to the vested value of their accounts. Lump-sum payments may be made in cash or shares of stock for distribution from the HP Inc. or HPE Stock Funds (to the extent a participant is invested in the respective Stock Fund at the time of distribution). Hardship withdrawals and in-service withdrawals are permitted if certain criteria are met. Participants may also, at any time, withdraw all or part of their rollover accounts. The Separation discussed in Note 1 was not deemed a distributable event for participants who were actively employed and transferred to HPE.

HP Inc. 401(k) Plan
(formerly Hewlett-Packard Company 401(k) Plan)
Notes to Financial Statements (continued)
December 31, 2015
Administrative Expenses and Investment Management Fees
Certain expenses of the Plan for administrative services are paid directly by the Plan, except to the extent the Company chooses to pay such expenses. Each participant's account is charged a fixed amount of $34 per year for recordkeeping services. Certain investment management fees related to investment options are paid directly to the Plan’s investment managers and are reported separately on the Statement of Changes in Net Assets Available for Benefits.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.
2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP).
Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. See Note 3 for discussion on fair value measurements.
In anticipation of the Separation, during October 2015, the Company changed the structure of the Plan’s investments to preserve participants’ existing investments and minimize transaction costs. The newly created Collective Investment Trust (CIT) structure houses the Tier 1 (Birthdate Funds), Tier 2 (Core Active Funds) and Tier 4 (Extended Funds), with the exception of the Tier 2 Money Market Fund and the Tier 4 HP Inc. Stock Fund. The Plan’s investments are still in a five-tier portfolio structure.
Prior to the change in the plan investment structure, the Plan entered into derivative contracts (derivatives). Derivatives are either exchange-traded or over-the-counter (OTC) contracts.

HP Inc. 401(k) Plan
(formerly Hewlett-Packard Company 401(k) Plan)
Notes to Financial Statements (continued)
December 31, 2015
Exchange-traded derivatives are standard contracts traded on a regulated exchange. OTC contracts are private contracts negotiated between counterparties. The Plan entered into derivatives that include foreign currency forward contracts, option contracts, futures contracts, and interest rate and credit default swaps contracts. See Note 4 for discussion of the Plan’s use of derivatives.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in the fair value of investments includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.
Benefit Payments
Benefit payments are recorded when paid.
Accounting Standards
In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-07, “Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)”, which amends ASC 820, Fair Value Measurement.  This ASU removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share as a practical expedient.  ASU 2015-07 is effective for interim and annual reporting periods beginning after December 15, 2015, and will be applied retrospectively to all periods presented. Plan management is currently evaluating the effect that the provisions of ASU 2015-07 will have on the Plan’s financial statements.
In July 2015, the FASB issued ASU 2015-12, “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient.” Parts I and III are not applicable to the Plan. Part II eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. It also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. ASU 2015-12 is effective for fiscal

HP Inc. 401(k) Plan
(formerly Hewlett-Packard Company 401(k) Plan)
Notes to Financial Statements (continued)
December 31, 2015
years beginning after December 15, 2015, with early adoption permitted. Part II should be applied retrospectively. The Plan early adopted ASU 2015-12 and the retrospective adoption of Part II is included in the notes to the financial statements. Certain disclosures that are no longer required were removed. Plan management does not believe the adoption had a material impact on the financial statements.
3. Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date.
Fair Value Hierarchy
Valuation techniques used by the Plan are based upon observable and unobservable inputs. Observable or market inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Plan’s consideration of market participant assumptions based on the best information available. Assets and liabilities are classified in the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement:
Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 – Quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 – Unobservable inputs for the asset or liability.
The fair value hierarchy gives the highest priority to observable inputs and lowest priority to unobservable inputs.
Valuation Techniques
The following is a description of the valuation techniques used to measure fair value. There were no changes in the techniques used to measure fair value during the year ended December 31, 2015.
Collective investment trusts, common collective trusts, open-ended mutual funds, and pooled separate accounts: Valued at the net asset value (NAV) as the practical expedient, established by the fund’s sponsor on the last business day of the plan year, based on the fair value of the assets underlying the funds. These investments are valued daily and have no redemption restrictions or future commitments.

HP Inc. 401(k) Plan
(formerly Hewlett-Packard Company 401(k) Plan)
Notes to Financial Statements (continued)
December 31, 2015
Close-ended mutual funds, exchange-traded funds, money market funds, and common and preferred stocks: Valued at the closing price reported on the active market on which the individual securities were traded.
Corporate debt, U.S. government securities, and foreign obligations: Valued using quoted market prices that were traded in less active markets or quoted market prices for similar instruments.
Derivative instruments: Listed derivatives, such as futures and exchange-traded options, are valued at the closing prices reported on the active market on which the derivative trades. OTC derivative contracts are privately negotiated contracts with counterparties, including forwards, credit default swaps, and total return swaps. The fair value for OTC derivative contracts is estimated using industry standard valuation models. These models project future cash flows and discount the future amounts to present fair value using market-based observable inputs, including spot and forward prices for foreign currencies, commodities, equities and interest rates, volatility of the underlying credit spreads, interest rate curves and the credit risk of the Plan and the counterparty.
The methods described above may produce a fair value estimate that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation techniques are appropriate and consistent with other market participants, the use of different techniques or assumptions to estimate fair value could result in a different fair value measurement at the reporting date.
The following tables set forth the Plan’s assets and liabilities at fair value as of December 31, 2015 and 2014, by level, within the fair value hierarchy:
	As of December 31, 2015 (In thousands)
	Level 1	Level 2	Total

Common/collective investment trust funds	$-	$7,539,683	$7,539,683

Self-directed brokerage accounts	230,296	-	230,296

HPI common stock	103,671	-	103,671

HPE common stock	129,837	-	129,837

Short-term investments	-	271,352	271,352

Total assets	$463,804	$7,811,035	$8,274,839

HP Inc. 401(k) Plan
(formerly Hewlett-Packard Company 401(k) Plan)
Notes to Financial Statements (continued)
December 31, 2015
	As of December 31, 2014 (In thousands)
	Level 1	Level 2	Total
Assets

Mutual funds	$1,959,605	$410,703	$2,370,308

Self-directed brokerage accounts	491,070	-	491,070

Common collective trusts	-	4,033,465	4,033,465

Exchange-traded funds - Growth funds	5,176	-	5,176

HP common stock	684,236	-	684,236

Short-term investments	-	755,785	755,785

Foreign obligations	-	43,788	43,788

Pooled separate accounts	-	6,847	6,847

Common and preferred stocks	6,370,440	-	6,370,440

Corporate debt	-	1,061,455	1,061,455

U.S. government securities	-	1,534,466	1,534,466

Derivative assets	207	11,232	11,439

Total assets	$9,510,734	$7,857,741	$17,368,475

Liabilities

Derivative liabilities	$489	$4,508	$4,997

Total liabilities	$489	$4,508	$4,997

Transfers Between Levels
The availability of observable market data is monitored to assess the appropriate classification of assets and liabilities within the fair value hierarchy. Changes in economic conditions, changes in observability of significant inputs, or changes in model-based valuation techniques may require the transfer of an asset or liability between levels of the fair value hierarchy. In such instances, the transfer is reported at the beginning of the reporting period. For the year ended December 31, 2015, there were no transfers between levels.
4. Derivative Financial Instruments
Prior to the change in investment structure in October 2015, the Plan entered into derivatives to implement the Plan’s asset allocation and investment strategies. All derivatives are included in investments on the Statement of Net Assets Available for Benefits. Certain risks may arise upon entering into a derivative, including, but not limited to, the risk of nonperformance by the Plan or the counterparty. If the derivatives are used to hedge a position, or exposure of the Plan, while the

HP Inc. 401(k) Plan
(formerly Hewlett-Packard Company 401(k) Plan)
Notes to Financial Statements (continued)
December 31, 2015
derivative is outstanding, the Plan gives up a portion of the opportunity to profit from favorable market movements in the hedged item or limits a portion of the exposure to losses from unfavorable market movements in the underlying investments. The Plan does not offset derivative assets against liabilities where the Plan has a legal right of setoff under a master netting agreement nor does it offset investments at fair value, or other payables for collateral deposits recognized upon payment or receipt of cash collateral against the fair value of the related derivative instruments in the Statement of Net Assets Available for Benefits.
Foreign currency forward contracts may be utilized to hedge a portion of the currency exposure resulting from investments denominated in foreign currencies.
Futures contracts may be used to increase or decrease the exposure to a position.
Swap agreements may be used to exchange or swap investment cash flows, assets, or market-linked returns at specified future intervals with counterparties. Interest rate and credit default swap agreements may be used to manage exposure to interest rate risk and credit risk.
Option contracts may be utilized to hedge exposure to interest rate or market risks.
The Plan does not hold derivative instruments as of December 31, 2015. As of December 31, 2014, the fair value and gross notional amounts of derivative instruments included in the Statement of Net Assets Available for Benefits were as follows:

	Assets	Liabilities	Notional
	(In thousands)
Forward contracts	$6,648	$2,495	$541,210
Futures contracts	207	489	661,000
Interest rate swaps	3,685	1,517	116,889
Credit default swaps	677	108	51,975
Option contracts	222	388	64,500

	$11,439	$4,997	$1,435,574

5. Master Netting Agreements
The Plan has executed master netting agreements to mitigate credit exposure to counterparties by permitting the Plan to net certain amounts due from the Plan to a counterparty against amounts due to the Plan from the same counterparty under certain conditions.

HP Inc. 401(k) Plan
(formerly Hewlett-Packard Company 401(k) Plan)
Notes to Financial Statements (continued)
December 31, 2015
The Plan no longer invests directly in derivative instruments as of December 31, 2015. As of December 31, 2014, information related to the potential effect of the Plan’s master netting agreements, included in the Statement of Net Assets Available for Benefits, presented in thousands, was as follows:
	Gross	Gross		Gross Amounts Not Offset
	Amount	Amount	Net Amount	Financial	Financial	Net
	Recognized	Offset	Presented	Instruments	Collateral	Amount
	(In thousands)

Derivative assets	$11,439	$-	$11,439	$3,599	$1,420	$6,420
Derivative liabilities	4,997	-	4,997	3,599	1,256	142
6. Income Tax Status
The Plan received a determination letter from the Internal Revenue Service (IRS) dated November 26, 2014, stating that the Plan is qualified under Section 401(a) of the Code, and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. The Plan is required to operate in conformity with the Code to maintain its qualified status.  The plan sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan, as amended, is qualified and the related trust is tax-exempt.
Plan management evaluates any uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain tax positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
7. Related-Party Transactions
The Plan engages in certain transactions involving the Company, BNYM (the trustee), and affiliates of Fidelity, which are parties-in-interest under the provisions of ERISA. These transactions involve the purchase and sale of the Company’s common stock and debt, the payment of trustee fees to BNYM, and investments in money market and mutual funds and a self-directed brokerage feature managed by affiliates of Fidelity.

HP Inc. 401(k) Plan
(formerly Hewlett-Packard Company 401(k) Plan)
Notes to Financial Statements (continued)
December 31, 2015
At December 31, 2015, the Plan held approximately 8.8 million shares of HP Inc. common stock with a fair value of approximately $104 million. Subsequent to the Separation during 2015, the Plan purchased approximately $1.2 million and sold approximately $1.9 million of the HP Inc. common stock, and recorded dividend income of approximately $1.1 million.
At December 31, 2015, the Plan held approximately 8.5 million shares of HPE common stock with a fair value of approximately $130 million. During 2015, the Plan made no purchases, and had sales of $3.9 million of the HPE common stock. Subsequent to the Separation during 2015, the Plan recorded dividend income of $0.5 million.
At December 31, 2014, the Plan held approximately 17 million shares of HP common stock, with a fair value of approximately $684.2 million. Prior to the Separation during 2015, the Plan purchased approximately $12.6 million and sold approximately $61.7 million of the HP common stock, and recorded dividend income of approximately $8.4 million.
Trustee and recordkeeping fees paid to BNYM and Fidelity, respectively, were not significant for the year ended December 31, 2015. As of December 31, 2015 and 2014, through the self-directed brokerage investment option the Plan held investments issued by affiliates of Fidelity totaling $90.3 and $178.3 million, respectively.
8. Risk and Uncertainties
Investment securities are exposed to various risks, such as interest rate, market risks, and credit risks. Due to the level of risk associated with certain investment securities held by the Plan, it is at least reasonably possible that changes in fair value may occur and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

HP Inc. 401(k) Plan
(formerly Hewlett-Packard Company 401(k) Plan)
Notes to Financial Statements (continued)
December 31, 2015
9. Reconciliation of Financial Statements to the Form 5500
A reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2015 and 2014, was as follows:
	December 31,
	2015	2014
	(In thousands)

Net assets available for benefits per the financial statements	$8,345,636	$17,608,547
Benefits payable to participants at year-end	(2,278)	(5,770)

Net assets available for benefits per Form 5500	$8,343,358	$17,602,777
A reconciliation of benefits paid to participants per the financial statements to benefits paid to participants per the Form 5500 for the year ended December 31,2015, was as follows:

(In thousands)
Benefits paid to participants per financial statements	$1,617,815
Add: Benefits payable to participants at December 31, 2015	2,278
Less: Benefits payable to participants at December 31, 2014	(5,770)

Total benefits paid to participants per the Form 5500	$1,614,323

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to year-end, but not paid as of that date.

HP Inc. 401(k) Plan
(formerly Hewlett-Packard Company 401(k) Plan)
EIN: 94-1081436, PN: 004
Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2015

(a) (b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment	Number of shares/units	(d) Cost**	(e) Current Value
Short-Term Investments:
Dreyfus	Gov't Cash Management Fund	4,576,091		$4,576,091
Vanguard	Prime Money Market Fund	266,776,267		266,776,267
				$271,352,358
Self-Directed Brokerage Account:
* Fidelity	Self-Directed Brokerage Account	Various		$230,295,835

Common Collective Trust Funds:
BlackRock	US Debt Index Fund	6,921,433		$202,089,915
BlackRock	Russell 1000 Index Fund	40,453,373		1,007,588,355
BlackRock	Russell 2500 Index Fund	18,478,867		383,569,751
BlackRock	BGI MSCI ACWI EX-US Index Fund	9,010,438		181,633,304
				$1,774,881,325

Collective Investment Trust Funds:
SEI Trust Company	Conservative Fund	6,841,481		$118,439,031
SEI Trust Company	1945 Birth Date Fund	3,876,381		54,257,316
SEI Trust Company	1950 Birth Date Fund	30,200,653		414,023,765
SEI Trust Company	1955 Birth Date Fund	10,249,498		141,694,188
SEI Trust Company	1960 Birth Date Fund	18,956,304		259,238,829
SEI Trust Company	1965 Birth Date Fund	22,386,358		301,765,863
SEI Trust Company	1970 Birth Date Fund	11,075,749		149,620,078
SEI Trust Company	1975 Birth Date Fund	7,477,874		100,279,041
SEI Trust Company	1980 Birth Date Fund	4,726,213		63,511,790
SEI Trust Company	1985 Birth Date Fund	2,805,724		37,837,993
SEI Trust Company	1990 Birth Date Fund	1,445,034		19,158,112
SEI Trust Company	Short Term Bond Fund	58,936,123		642,863,445
SEI Trust Company	Core Bond Fund	15,377,347		183,547,095
SEI Trust Company	US Large Cap Equity Fund	99,024,702		1,794,931,653
SEI Trust Company	US Small/Mid Cap Equity Fund	39,951,107		633,249,019
SEI Trust Company	International Equity Fund	34,137,490		416,740,239
SEI Trust Company	Real Return Bond Fund	6,728,229		75,243,799
SEI Trust Company	Long Term Bond Fund	4,380,091		60,496,069
SEI Trust Company	High Yield Bond Fund	6,482,309		81,249,911
SEI Trust Company	Emerging Markets Equity Fund	10,437,164		80,385,995
SEI Trust Company	Global Real Estate Fund	5,061,643		136,268,528
				$5,764,801,759

Common Stock:
* HP Inc.	Common Stock	8,756,043		$103,671,549
* Hewlett-Packard Enterprise Company	Common Stock	8,541,882		129,836,606
				$233,508,155

* Participant Loans	Interest rates ranging from 3.75% to 10.5% and maturity dates through October 2033			$63,649,175

Total Assets Held				$8,338,488,607

* Party-in-interest
** Cost information is not required for participant-directed investments

Signature

The Plan.  Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HP INC. 401(k) PLAN (formerly Hewlett-Packard Company 401(k) Plan)

June 27, 2016	By:	/s/ Ruairidh Ross
Ruairidh Ross
Deputy General Counsel
and Assistant Secretary